Ballard Power Systems Inc.
Plug Power Inc.

News Release

Fuel Cell Products Reduce Greenhouse Gas Emissions
New analysis predicts significant GHG reductions from currently available fuel cell applications.

For Immediate Release

VANCOUVER, BRITISH COLUMBIA and LATHAM, NEW YORK, November 15, 2007 –- Ballard Power Systems, Inc. (TSX: BLD; NASDAQ: BLDP) and Plug Power Inc. (NASDAQ: PLUG) have been evaluating the potential impact of hydrogen fuel cell technology on greenhouse gas (GHG) emission reductions. A summary of the results of the analysis are now available for download on Ballard’s website (www.ballard.com) or on Plug Power’s website (www.plugpower.com).

“Our analysis provides a view of realistic environmental benefits that can be anticipated from fuel cell adoption in commercial markets,” said John Sheridan, Ballard’s President and Chief Executive Officer. “There are a range of market applications for which fuel cell based products provide competitive advantage, while at the same time significantly reducing GHG emissions.”

The analysis focused on fuel cell applications most likely to achieve near-term commercialization, specifically residential cogeneration, distributed generation, backup power systems, materials handling and public transit buses. Results show that global GHG reductions through the year 2025 from these applications could be in the range of 31 to 116 million metric tons, depending on assumptions made regarding production of hydrogen. Running this data through the U.S. Climate Technology Cooperative Gateway Greenhouse Gas Equivalencies Calculator (www.usctcgateway.gov/tool/) shows that by 2025, this level of GHG reductions equates to the removal of 1.4 to 5.6 million cars from the world’s roads in that year.

“With today’s increased global awareness around the impacts of climate change, it’s increasingly important that corporate decision-makers drive incremental value through a focus on the sustainability of their products, operations and corporate cultures,” said Roger Saillant, President and CEO of Plug Power. “This analysis provides an important benchmark that helps confirm the value of continued investment in the fuel cell industry.”

The results of Ballard and Plug Power’s work have been independently verified by the Center for Energy Efficiency and Renewable Technologies (www.ceert.org), a Sacramento, California based non-profit organization focused on promotion of sustainable resources and nonpolluting technologies.

About Ballard Power Systems
Ballard Power Systems Inc. (TSX: BLD; NASDAQ: BLDP) is recognized as a leader in the development, manufacture and sale of hydrogen fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

Ballard Power Systems Safe Harbor Statement
This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

About Plug Power Inc.
Plug Power Inc. (NASDAQ: PLUG), an established leader in the development and deployment of clean, reliable on-site energy solutions, integrates fuel cell technology into backup and primary power products for telecommunications, material handling, utility and uninterruptible power supply applications. The Company is actively engaged with private and public customers in targeted markets throughout the world, including North America, Europe, the Middle East, Russia, South Africa and South America. For more information about how to join Plug Power’s energy revolution as an investor, customer, supplier or strategic partner, please visit www.plugpower.com.

Plug Power Inc. Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including but not limited to our 2007 milestones and statements regarding our growth plans. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements, including, without limitation, the risk that the anticipated synergies of the Cellex Power Products and General Hydrogen acquisitions are not realized; the risk that unit orders will not ship, be installed and/or convert to revenue, in whole or in part; Plug Power’s ability to develop commercially viable on-site energy products; the cost and timing of developing Plug Power’s on-site energy products; market acceptance of Plug Power’s on-site energy products; Plug Power’s ability to manufacture on-site energy products on a large-scale commercial basis; competitive factors, such as price competition and competition from other traditional and alternative energy companies; the cost and availability of components and parts for Plug Power’s on-site energy products; Plug Power’s ability to establish relationships with third parties with respect to product development, manufacturing, distribution and servicing and the supply of key product components; Plug Power’s ability to protect its intellectual property; Plug Power’s ability to lower the cost of its on-site energy products and demonstrate their reliability; the cost of complying with current and future governmental regulations; the impact of deregulation and restructuring of the electric utility industry on demand for Plug Power’s on-site energy products and other risks and uncertainties discussed under “Item IA—Risk Factors” in Plug Power’s annual report on Form 10-K for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission (“SEC”) on March 16, 2007, and the reports Plug Power files from time to time with the SEC. Plug Power does not intend to and undertakes no duty to update the information contained in this press release.

Media Contacts:

Rebecca Young
Ballard Power Systems Inc.
Phone: (604) 454-0900
media@ballard.com

Mark Sperry
Plug Power Inc.
Phone: (518) 782-7700 ext. 1510
media@plugpower.com